ABN AMRO MORTGAGE CORPORATION
                                    DEPOSITOR

                          ABN AMRO MORTGAGE GROUP, INC.
                               SELLER AND SERVICER

                   WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.
                               SELLER AND SERVICER

          MULTI-CLASS MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-6

                         Supplement dated July 23, 2003
                                       to
                    Prospectus Supplement dated May 27, 2003
                                       to
                        Prospectus dated January 23, 2003

         Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated May 27, 2003.

         The rows applicable to the Class IA-9, Class IA-10, Class IA-11 and Class IA-12 Certificates appearing in the table entitled "The Series 2003-6 Multi-Class Mortgage Pass-Through Certificates" on pages ii and iii of the Prospectus Supplement will be revised by replacing those rows with the following:


          ORIGINAL PRINCIPAL
              OR NOTIONAL                                             INTEREST      FITCH                    LAST SCHEDULED
  CLASS       AMOUNT(1)        PRINCIPAL TYPE(2)      INTEREST RATE   TYPE(2)    RATINGS(3)   MOODY'S(3) DISTRIBUTION DATE(4)
--------- ------------------- ---------------------- --------------- ---------- ------------ ----------- --------------------
IA-9            10,000,000     Senior/Retail Lottery        5.50%        Fixed         AAA       Aaa             May 25, 2033
--------- ------------------- ---------------------- --------------- ---------- ------------ ----------- --------------------
IA-10            8,215,000     Senior/Retail Lottery        5.50%        Fixed         AAA       Aaa             May 25, 2033
--------- ------------------- ---------------------- --------------- ---------- ------------ ----------- --------------------
IA-11            5,000,000     Senior/Retail Lottery        5.50%        Fixed         AAA       Aaa             May 25, 2033
--------- ------------------- ---------------------- --------------- ---------- ------------ ----------- --------------------
IA-12            8,000,000     Senior/Retail Lottery        5.50%        Fixed         AAA       Aaa             May 25, 2033
--------- ------------------- ---------------------- --------------- ---------- ------------ ----------- --------------------


---------------------------------------------
         The table entitled "Certificate Types" on page S-2 of the Prospectus Supplement will be revised to add the following row:


--------------------------- ------------------------------
Retail Lottery              IA-9, IA-10, IA-11 and
Certificates:               IA-12
--------------------------- ------------------------------

         The following paragraph will be added after the paragraph entitled "Lockout Certificates" on page S-9 of the Prospectus Supplement:

RETAIL LOTTERY CERTIFICATES

         The Class IA-9, Class IA-10, Class IA-11 and Class IA-12 certificates are "RETAIL LOTTERY" certificates. If funds are available, the Trustee will distribute principal to holders of these certificates based upon holders' requests for distributions. Requests for distributions by representatives of deceased holders will generally take priority over requests for distributions by living holders. If funds are still available to distribute principal on the Class IA-9, Class IA-10, Class IA-11 and Class IA-12 certificates after all distribution requests have been honored, The Depository Trust Company on behalf of the Trustee will distribute the remaining available amount randomly among the holders of those classes of certificates.

---------------------------------------------
         The following bullet point will be added after the last sentence of the paragraph entitled "Risk Factors--Risk of Loss--Certain of the Retail Certificates have various special features that investors should be aware of." on page S-17 of the prospectus supplement:

o Investors in the Retail Lottery certificates should be aware that payments of principal on these certificates may be allocated according to a random lot procedure. Therefore, there can be no assurance that such payments will be made to investors on the date desired by the investor.

---------------------------------------------
         The third and fourth sentences of the fifth paragraph under the section entitled "Description of the Certificates--General" on page S-26 of the Prospectus Supplement will be revised by replacing those sentences with the following:

         The offered certificates (other than the Retail certificates, the Interest Only certificates and the Class R certificate) are offered in minimum denominations equivalent to at least $25,000 initial certificate principal balance each and multiples of $1 in excess thereof. The Retail certificates (other than the Retail Lottery certificates) are offered in minimum denominations equivalent to at least $1,000 initial certificate principal balance each and multiples of $1 in excess thereof. The Retail Lottery certificates are offered in minimum denominations equivalent to at least $1,000 initial certificate principal balance each and multiples of $1,000 in excess thereof.

---------------------------------------------
         The following definitions will be added in alphabetical order under the section entitled "Glossary of Definitions Relating to the Priority of Distributions" beginning on page S-30 of the Prospectus Supplement:

"DECEASED HOLDER" is a beneficial owner of a Retail Lottery certificate who has died while owning a beneficial interest in a Retail Lottery certificate.

"LIVING HOLDER" is any beneficial owner of a Retail Lottery certificate who is not a Deceased Holder.

"ROUNDING ACCOUNT" is an account that the Trustee will establish for each class of Retail Lottery certificates each with a deposit of $999.99 so that amounts distributed to the Retail Lottery certificates may be rounded upward to the next higher integral multiple of $1,000.

---------------------------------------------
         The following section will be added before the section entitled "Cross-Collateralization" on page S-48 of the Prospectus Supplement:

DISTRIBUTIONS TO RETAIL LOTTERY CERTIFICATEHOLDERS

  GENERAL

         On each distribution date prior to the Credit Support Depletion Date, holders of the Retail Lottery certificates have the right to request that the Trustee distribute principal on their certificates, to the extent of the Available Distribution Amount allocable to the Retail Lottery certificates on such distribution date. Deceased Holders will be entitled to first priority for these requests up to a limit of approximately $100,000. Living Holders will be entitled to second priority for these requests up to a limit of approximately $10,000.

         Requests for distributions from the Retail Lottery certificateholders are subject to the following limitations:

                  (1) distributions will only be made in lots equal to $1,000 of initial principal balance;

                  (2) the total amount distributed on the related class of Retail Lottery certificates will not exceed the portion of the Available Distribution Amount allocable to the related class of Retail Lottery certificates on any distribution date plus amounts available from the related Rounding Account.

         On each distribution date, the amounts the Trustee will distribute to the Retail Lottery certificateholders will be rounded upward, to an amount equal to an integral multiple of $1,000. On each following distribution date, the aggregate amount of the Available Distribution Amount allocable to the Retail Lottery certificates will first be applied to replenish any funds withdrawn from the related Rounding Account, and then the remaining amount will be rounded upward through a withdrawal from the related Rounding Account. This process will continue on each distribution date until the principal balance of the related class of Retail Lottery certificates has been reduced to zero.

         To the extent that amounts available for principal distributions on any distribution date exceed the aggregate requests by Deceased Holders and Living Holders, the Trustee will distribute the excess amount among the Retail Lottery certificateholders of that class at random. Also, there is no assurance that a request for a principal distribution will be honored on any distribution date, since there is no assurance that funds will be available or that the total of requested distributions will be less than the amount available for distribution. Thus, the timing of distributions of principal on the Retail Lottery certificates is highly uncertain, and the Trustee may distribute principal earlier or later than the date desired by a Retail Lottery certificateholder.

  PRIORITY OF REQUESTED DISTRIBUTIONS.

         DTC will honor requests for distribution from Retail Lottery certificateholders in the following order of priority:

                  FIRST, DTC will honor requests submitted on behalf of Deceased Holders in the order of their receipt by DTC, until such requests have been honored in an amount up to $100,000 for each requesting Deceased Holder; and

                  SECOND, DTC will honor requests submitted on behalf of Living Holders in the order of their receipt by DTC, until such requests have been honored in an amount up to $10,000 for each requesting Living Holder.

         Thereafter, DTC will honor requests submitted on behalf of each Deceased Holder in the order of their receipt by DTC up to a second $100,000 and requests submitted on behalf of each Living Holder in the order of their receipt by DTC up to a second $10,000. This sequence of priorities will be repeated until all Retail Lottery certificates principal payment requests have been honored to the extent of amounts available in reduction of the Retail Lottery certificates. In no event will distributions to Retail Lottery certificateholders exceed the amount of principal available for distribution to them for any distribution date. In no event will any Retail Lottery certificateholders receive a distribution of principal in an amount greater that the certificate principal balance of their certificate.

         If the amount of principal available for payment on the Retail Lottery certificates on a given distribution date is insufficient to honor all requests, the requests will be honored on later distribution dates as principal becomes available. A Retail Lottery certificate principal payment request submitted on behalf of a Living Holder who later dies will become entitled to the priority of a newly submitted request on behalf of a Deceased Holder. This priority will be effective for each subsequent distribution date if DTC has received a certified copy of the death certificate for the Deceased Holder and any additional appropriate evidence of death and any requested tax waivers by the last business day of the preceding calendar month.

         PROCEDURE FOR REQUESTING DISTRIBUTIONS. A beneficial owner may request that distributions of principal on its Retail Lottery certificate be made on a distribution date by delivering a written request to the DTC Participant or Indirect DTC Participant that maintains the beneficial owner's account in the Retail Lottery certificate so that the request for such distribution is received by the Trustee on or before the Determination Date for that distribution date. In the case of a request on behalf of a Deceased Holder, a certified copy of the death certificate and any additional appropriate evidence of death and any tax waivers are required to be forwarded to the DTC Participant under separate cover. Furthermore, requests of Deceased Holders that are incomplete may not be honored by the Trustee and, if not honored, will lose their priority and must be requested again. The DTC Participant will in turn make the request of DTC (or, in the case of an Indirect DTC Participant, that firm must notify the related DTC Participant of the request, which DTC Participant will make the request of
DTC) on the Depository's Participant terminal system. DTC may establish such procedures as it deems fair and equitable to establish the order of receipt of requests for such distributions received by it on the same day. Neither the Depositor, the Servicers, nor the Trustee will be liable for any delay by DTC, any DTC Participant or any Indirect DTC Participant in the delivery of requests for distributions to the Trustee. Requests for distributions of principal forwarded to the Trustee from DTC after the Determination Date for such distribution date and requests for distributions of principal received in a timely manner but not accepted with respect to a given distribution date, will be treated as requests for distributions of principal on the next succeeding distribution date and each succeeding distribution date thereafter until each request is accepted or is withdrawn. Each request for distributions of principal on a Retail Lottery certificate submitted by a beneficial owner will be held by the Trustee until the request has been accepted or has been withdrawn in writing. The principal amount covered by the request will continue to bear interest at the Retail Lottery certificate interest rate through the last calendar day of the month preceding the month of that distribution date.

         With respect to Retail Lottery certificates for which beneficial owners have requested distributions on a particular distribution date on which distributions are being made, the Trustee will notify DTC and the DTC Participants prior to that distribution date whether, and the extent to which, the Retail Lottery certificates, have been accepted for distributions. DTC Participants and Indirect DTC Participants holding Retail Lottery certificates, are required to forward their notices to the beneficial owners of the certificates. Retail Lottery certificates that have been accepted for a distribution will be due and payable on the applicable distribution date and will cease to bear interest after the last calendar day of the month preceding the month of that distribution date.

         Any beneficial owner of a Retail Lottery certificate who has requested a distribution may withdraw its request by notifying in writing the DTC Participant or Indirect DTC Participant that maintains the beneficial owner's account. The DTC Participant will forward the withdrawal, on a form required by DTC, to the Trustee. In the event that the account is maintained by an Indirect DTC Participant, the Indirect DTC Participant must notify the related DTC Participant, which in turn must forward the withdrawal of the request form on the Depository Participant terminal system. If the notice of withdrawal of a request for distribution has not been received on the Depository Participant terminal system on or before the Determination Date for that distribution date, the previously made request for distribution will be irrevocable.

         MANDATORY DISTRIBUTIONS OF PRINCIPAL ON THE RETAIL LOTTERY CERTIFICATES. To the extent, if any, that distributions of principal on the Retail Lottery certificates on a distribution date exceed the aggregate amount of distribution requests which have been received by DTC on or before the applicable Determination Date, additional Retail Lottery certificates in lots equal to $1,000 will be selected to receive principal distributions in accordance with the then-applicable established random lot procedures of DTC, and the then-applicable established procedures of the DTC Participants and Indirect DTC Participants, which may or may not be by random lot. Investors may ask DTC Participants or Indirect DTC Participants which allocation procedures they use. DTC Participants and Indirect DTC Participants holding Retail Lottery certificates selected for mandatory distributions of principal are required to provide notice to the affected beneficial owners.

         DECEASED HOLDERS. Retail Lottery certificates beneficially owned by tenants by the entirety, joint tenants or tenants in common will be considered to be beneficially owned by a single owner. The death of a tenant by the entirety, joint tenant or tenant in common will be deemed to be the death of the beneficial owner, and the Retail Lottery certificates beneficially owned will be eligible for priority with respect to distributions of principal. Retail Lottery certificates beneficially owned by a trust will be considered to be beneficially owned by each beneficiary of the trust to the extent of the beneficiary's beneficial interest, but in no event will a trust's beneficiaries collectively be deemed to be beneficial owners of a number of Retail Lottery certificates greater than the number of such certificates of which the trust is the owner. The death of the beneficiary of a trust will be deemed to be the death of a beneficial owner of the Retail Lottery certificates beneficially owned by the trust. The death of an individual who was a tenant by the entirety, joint tenant or tenant in common in a tenancy that is the beneficiary of a trust will be deemed to be the death of the beneficiary of the trust. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interest in a Retail Lottery certificate will be deemed to be the death of the beneficial owner regardless of the registration of the ownership, if the beneficial ownership interest can be established to the satisfaction of the DTC Participant. Expenses incurred by the Trustee in an effort to determine the beneficial ownership interest, including, without limitation, attorneys' fees, shall be paid by the beneficial owner. A beneficial interest will be deemed to exist in typical cases of street name or nominee ownership, ownership by a trustee, ownership under the Uniform Gift to Minors Act and community property or other joint ownership arrangements between a husband and wife. Beneficial interest shall include the power to sell, transfer, or otherwise dispose of a Retail Lottery certificate and the right to receive the proceeds therefrom, as well as interest and distributions in reduction of the certificate. As used in this prospectus supplement, a request for a distribution of principal on a Retail Lottery certificate by a Deceased Holder shall mean a request by the personal representative, surviving tenant by the entirety, surviving joint tenant or surviving tenant in common of the Deceased Holder.

         On each Distribution Date on and after the Credit Support Depletion Date, the distributions of principal on the Retail Lottery certificates will be made pro rata among the Retail Lottery certificateholders and will neither be made in integral multiples of $1,000 nor pursuant to requested distributions or mandatory distributions.

---------------------------------------------

         The following paragraph will be added after the last paragraph under the section entitled "Special Sensitivities" on page S-62 of the Prospectus
Supplement:

         Investors in the Retail Lottery certificates also should be aware that distributions of principal to the Retail Lottery certificates will be allocated by DTC according to a random lot procedure (except under certain circumstances as provided herein under "Description of the Certificates--Distributions to the Retail Lottery Certificateholders"). Due to this random lot procedure, there can be no assurance that on any distribution date, any holder of a Retail Lottery certificate will receive a principal distribution. Thus, the timing of distributions in reduction of the certificate principal balance with respect to any particular Retail Lottery certificate, even if a request for distribution has been made as provided under "Description of the Certificates--Principal Distributions to the Retail Lottery Certificateholders," is highly uncertain and may be earlier or later than the date that may be desired by the certificateholder.


---------------------------------------------

         The class principal balance of each class of Retail Lottery certificates as of the date of this Supplement will be the original class principal balance listed in the table on page 1 of this Supplement under the column entitled "Original Principal or Notional Amount" and any distribution made to such

Retail Lottery Certificates on the Distribution Date in June 2003 will be adjusted by adjustment to any distribution to be made on the Distribution Date in July 2003.


               --------------------------------------------------


                                  UNDERWRITERS

                           CREDIT SUISSE FIRST BOSTON

                        ABN AMRO FINANCIAL SERVICES, INC.

                                  JULY 23, 2003

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

We are not offering the offered certificates in any state where the offer is not permitted.

Dealers will deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the offered certificates and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the offered certificates will deliver a supplement, prospectus supplement and prospectus until October 22, 2003.